Exhibit 99.1

E-Power Inc. Announces Pricing of Approximately $1.87 Million Registered Direct Offering

DOVER, USA, Sept. 29, 2026 (GLOBE NEWSWIRE) -- E-Power Inc. (the “Company” or “E-Power”) (NASDAQ: EPOW), a provider of AI Data Center (AIDC) microgrid solutions and advanced battery materials, today announced that it has entered into a securities purchase agreement with a certain non-U.S. investor to purchase approximately $1.87 million of its Class A ordinary shares (the “Ordinary Shares”) (and pre-funded warrants in lieu thereof) in a registered direct offering.

Pursuant to the securities purchase agreement, the Company agreed to issue and sell 229,097 Ordinary Shares, par value $0.0025 per share, at a purchase price of $3.60 per share, and pre-funded warrants to purchase up to 292,393 Ordinary Shares at a purchase price of $3.59 per pre-funded warrant. The pre-funded warrants are exercisable immediately upon issuance at a nominal exercise price of $0.01 per Ordinary Share and will expire when exercised in full.

The gross proceeds to the Company from the offering are expected to be approximately $1.87 million, before deducting placement agent fees and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The offering is expected to close on or about September 30, 2026, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent for the offering.

The Ordinary Shares and the pre-funded warrants are being offered pursuant to a registration statement on Form F-3 (File No. 333-297688), which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 30, 2026. A final prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About E-Power Inc.

E-Power Inc., through its subsidiaries, joint venture and variable interest entity structure, is engaged in the manufacturing and sale of graphite anode material for lithium-ion batteries. Through its joint venture, the Company operates a plant in Guizhou Province, China, powered by electricity from renewable sources, which contributes to the plant’s competitive production costs and reduced environmental impact in the production of graphite anode material. Mr. Haiping Hu, the founder, CEO and Chairman of the Company, has been a pioneer in the graphite anode industry since 1999. The Company’s management team is composed of experts with years of experience and successful track records in the graphite anode industry. For further information, please visit the Company’s website at www.sunrisenewenergy.com.

Forward-looking statement

Certain statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the anticipated closing of the offering, the anticipated use of proceeds from the offering, plans, goals, objectives, strategies, future events, expected results, assumptions, and any statements that are not historical facts. Words such as “may,” “will,” “plan,” “anticipate,” “should,” “believe,” “expect,” “estimate,” and similar words, shall be regarded as forward-looking statements. Due to various factors, the actual results may differ materially from the historical results or from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the satisfaction of customary closing conditions related to the offering, the timing of the completion of the offering, the Company’s ability to use the net proceeds from the offering as intended, market and other conditions and the impact thereof on the completion of the offering, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological updates, economic trends, the Company’s reputation and brand, the impact of industry competition, relevant policies and regulations, China’s macroeconomic conditions, international market conditions, and other related risks and assumptions. In view of the above and other related reasons, we advise investors not to place undue reliance on these forward-looking statements, and we urge investors to visit the website of the United States Securities and Exchange Commission to review the Company’s filings, including its registration statement on Form F-3 and the related prospectus supplement for this offering, for other factors that may affect the Company’s future operating results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

For more information, please contact:

The Company: IR Department
Email: IR@sunrisenewenergy.com
Phone: +1 4084890472